Exhibit 21.1

Significant Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
iHuman Online Limited	Hong Kong
Hongen Perfect Future (Tianjin) Investment Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Tianjin Hongen Perfect Future Education Technology Co., Ltd.	PRC

Subsidiary of Consolidated Variable Interest Entity	Place of Incorporation
Beijing Hongen Perfect Future Education Technology Co., Ltd.	PRC
Beijing Jinhongen Education Technology Co., Ltd.	PRC